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                             July 14, 2020

       Craig Shore
       Chief Financial Officer
       InspireMD, Inc.
       4 Menorat Hamaor Street
       Tel Aviv, Israel 6744832

                                                        Re: InspireMD, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 2, 2020
                                                            File No. 001-35731

       Dear Mr. Shore:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal 3: Approval of an Amendment to Our Certificate of Incorporation to Increase the
       Number of Authorized Shares of Common Stock, page 40

   1. Please disclose whether you have any current plans, agreements, arrangements, or understandings, written
or oral, to issue the additional authorized shares that may become available if this
proposal is approved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig Shore
InspireMD, Inc.
July 14, 2020
Page 2

       Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262
with any questions.



FirstName LastNameCraig Shore                           Sincerely,
Comapany NameInspireMD, Inc.
                                                        Division of Corporation
Finance
July 14, 2020 Page 2                                    Office of Life Sciences
FirstName LastName